Mr Gary Newberry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010



5 October 2006


                                  BG Group plc
              Form 20-F for the Fiscal Year Ended 31 December 2005
    Forms 6-K for the Fiscal Quarters Ended 31 March 2006 and 30 June 2006
                                (File No. 1-9337)


Dear Mr Newberry

We refer to the Staff's comment letter dated 27 September 2006 relating to the Form 20-F for the fiscal year ended 31 December 2005 (the "Form 20-F") of BG Group plc ("BG Group") and the Forms 6-K for the fiscal quarters ended 31 March 2006 and 30 June 2006 (the "Forms 6-K") of BG Group.

We are currently working on a detailed response with our accountants and SEC Counsel. We still expect to be in a position to submit that response within the 10 business day period referred to in your letter. Nevertheless, as our SEC Counsel (Pamela Gibson of Shearman & Sterling LLP) indicated to you yesterday, we believe it prudent to ask for a brief extension to the deadline for submitting a response in order to allow time for us to complete our internal review and approvals process. We understand from our SEC Counsel that you have agreed to extend the deadline to 19 October 2006.

Yours sincerely

/s/ Ben Mathews


Ben Mathews
Company Secretary
Duly authorised, for and on behalf of
BG Group plc

cc: April Sifford, Branch Chief, Division of Corporation Finance Shannon Buskirk, Division of Corporation Finance
         - United States Securities and Exchange Commission, Washington D.C.